Cagle's-Keystone Foods, L.L.C.
Financial Statements
as of and for the Years Ended
December 29, 2001 and December 30, 2000
and Independent Auditors' Report

16534


INDEPENDENT AUDITORS' REPORT
Steering Committee of Cagle's-Keystone Foods, L.L.C.

We have audited the accompanying balance sheets of Cagle's-Keystone Foods, L.L.C. (the "Company") as of December 29, 2001 and December 30, 2000 and the related statements of operations, members' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 29, 2001 and December 30, 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


April 5, 2002
Deloitte & Touche
Atlanta, GA


CAGLE'S-KEYSTONE FOODS, L.L.C.
BALANCE SHEETS

                                                    December 29,  December 30,
ASSETS                                                  2001          2000
..                                                   ------------  ------------
CURRENT ASSETS:
  Cash                                                1,071,477        392,143
  Accounts receivable:                                        0              0
    Related parties                                   5,806,410     11,610,234

    Other                                             4 665,647      3,116,046
..                                                   ------------  ------------
                                                     10,472,057     14,726,280

  Related party note receivable                         523,000      1,023,000
  Inventories                                         9,770,077      9,596,188
  Prepaid expenses                                    1,420,651      1,759,364
..                                                   ------------  ------------
      Total current assets                            23,257,262    27,496,975

PROPERTY, PLANT, AND EQUIPMENT:
  Land                                                 1,751,369     1,192,200
  Land improvements                                   13,501,091    13,447,600
  Buildings and building equipment                    39,662,467    39,495,042
  Machinery and equipment                             24,647,493    22,639,121
  Furniture and fixtures                                 867,029       845,903
  Construction-in-process                                137,685       262,465
..                                                   ------------  ------------
                                                      80,567,134    77,882,331

  Less accumulated depreciation                      (12,412,646)   (6,795,844)
..                                                   ------------  ------------
  Property, plant, and equipment, net                 68,154,488    71,086,487

INVESTMENTS IN AFFILIATED COMPANIES                      279,461       103,774

OTHER ASSETS                                             270,449     1,377,775
..                                                   ------------  ------------
        Total                                         91,961,660   100,065,011
                                                    ============  ============

LIABILITIES AND MEMBERS' EQUITY (DEFICIT
CURRENT LIABILITIES:
  Accounts payable:
    Related parties                                      206,935       206,935
    Other                                              3,720,030     5,604,491
  Accrued expenses                                     2,509,032     2,693,355
  Current portion of long-term debt:
    Related party                                     17,193,086    13,400,000
    Others                                            26,850,000     5,400,000
..                                                   ------------  ------------
      Total current liabilities                       50,479,083    27,304,781

LONG TERM DEBT                                        40,156,500    76,170,000
..                                                   ------------  ------------
        Total liabilities                             90,635,583   103,474,781

MEMBERS' EQUITY (DEFICIT)                              1,326,077    (3,409,770)
..                                                   ------------  ------------
      Total                                           91,961,660   100,065,011
                                                    ============  ============
See notes to financial statements.

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


CAGLE'S-KEYSTONE FOODS, L.L.C.

STATEMENTS OF OPERATIONS

  Year Ended
  December 29,  December 30,
  2001  2000
..                                             --------------  --------------
NET SALES:
  Related parties                             $  129,839,838  $  121,483,983
  Other                                           23,077,990      15,723,298
..                                             --------------  --------------
      Total net sales                            152,917,828     137,207,281
  0  0
COST OF PRODUCTS SOLD                            136,124,829     119,369,648

SELLING AND ADMINISTRATIVE EXPENSES                4,701,023       4,840,808
..                                             --------------  --------------
OPERATING GAIN                                    12,091,976      12,996,825

OTHER INCOME (EXPENSE):
  Other income                                       373,107         186,832
  Interest expense                                (4,602,745)     (7,546,209)
..                                             --------------  --------------
                                                  (4,229,638)     (7,359,377)
..                                             --------------  --------------
NET INCOME                                         7,862,338       5,637,448

See notes to financial statements.

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

CAGLE'S-KEYSTONE FOODS, L.L.C.

STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 29, 2001 AND DECEMBER 30, 2000

                                          Executive
                                          Holdings      Cagle's
                                            Ltd.           Inc.       Total
..                                        -----------  -----------  -----------
BALANCE  - January 1, 2000               $(6,201,514) $(2,657,771) $(8,859,285)

  Net Income                               3,946,213    1,691,235    5,637,448

  Distributions to Members                  (854,583)    (366,250)  (1,220,833)

  Capital Contributions                      723,000      309,900    1,032,900
..                                        -----------  -----------  -----------
BALANCE  - December 30, 2000              (2,386,884)  (1,022,886)  (3,409,770)

  Net Income                               5,503,637    2,358,701    7,862,338

  Other Comprehensive Income:
    Interest Rate Hedge of Company
      - Fundco                               104,461       44,769      149,230
    Interest Rate Hedge of Credit Company -
      Equity Method Investment               (21,758)      (9,325)     (31,083)
..                                        -----------  -----------  -----------
  Total Comprehensive Income               5,586,340    2,394,145    7,980,485

  Distributions to Members                (2,271,247)    (973,391)  (3,244,638)
..                                        -----------  -----------  -----------
BALANCE  - December 29, 2001             $   928,209  $   397,868  $ 1,326,077
..                                        ===========  ===========  ===========
See notes to financial statements.


CAGLE'S-KEYSTONE FOODS, L.L.C.

STATEMENTS OF CASH FLOWS

                                                           Year Ended
..                                                   --------------------------
                                                    December 29,  December 30,
                                                        2001          2000
..                                                   ------------  ------------
OPERATING ACTIVITIES:
  Net income                                        $  7,862,338  $  5,637,448
  Adjustments to reconcile net income to net
   cash provided                                               0             0
    by (used in) operating activities:                         0             0
    Depreciation and amortization                      5,736,583     4,538,416
    Undistributed income from affiliate                 (237,563)     (112,373)
    Changes in operating assets and liabilities:               0             0
        Accounts receivable                            4,403,453   (11,495,978)
        Inventories                                     (173,889)   (2,675,541)
        Prepaid expenses                                 338,713      (287,878)
        Other assets                                   1,107,519       (12,379)
        Accounts payable                              (1,884,461)     (223,428)
        Accrued expenses                                (184,323)      998,923
..                                                   ------------  ------------
   Net cash provided by (used in) operating
         activities                                   16,968,370    (3,632,790)

INVESTING ACTIVITIES:
  Purchases of property, plant, and equipment         (2,804,584)     (994,123)
  Receipts on notes receivable                           500,000             0
  Investment in affiliated company                        30,600        39,337
  Borrowings of note receivable                                0      (173,000)
..                                                   ------------  ------------
   Net cash used in investing activities              (2,273,984)   (1,127,786)

FINANCING ACTIVITIES:
  Proceeds from long-term borrowings                  33,864,917    31,700,000
  Payments on long-term borrowings                   (44,635,331)  (26,380,000)
  Distributions to Members                            (3,244,638)   (1,220,833)
  Capital contributions                                        0     1,032,900
..                                                   ------------  ------------
   Net cash (used in) provided by financing
    activities                                        (1,401,505)    5,132,067
..                                                   ------------  ------------
NET INCREASE IN CASH                                     679,334       371,491

CASH:
  Beginning of year                                      392,143        20,652
..                                                   ------------  ------------
  End of year                                          1,071,477       392,143
..                                                   ============  ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION -
  Cash paid during the year for interest               5,051,722     7,231,081


See notes to financial statements.



CAGLE'S-KEYSTONE FOODS, L.L.C.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 29, 2001 AND DECEMBER 30, 2000

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Cagle's-Keystone Foods, L.L.C. (the "Company") was established as a Limited Liability Company on October 31, 1997 and is a joint venture between Cagle's, Inc. (30%) and Executive Holdings L.P. (70%). The Company's operations are located in Albany and Franklin, Kentucky. The latest date at which the Limited Liability Company is to dissolve is December 31, 2022. The Company is engaged in the production and sale of processed chicken and commenced production during November 1998. Prior to that date, the Company was a development stage entity. The majority of the Company's sales are made to the joint venture partners (see Note 3). Keystone Foods, LLC is an entity related through common ownership with Executive Holdings, L.P.

Revenue Recognition - The Company recognizes revenue when product is shipped to customers.

Inventories - Live field inventories are stated at the lower of cost or market, and breeders are stated at cost, less accumulated amortization. Breeder costs are accumulated up to the production stage. Such costs are amortized into hatching egg costs over the estimated production lives based on monthly egg production. Finished products, feed, medication, and supplies are stated at the lower of cost or market determined by the first-in, first-out method.

Inventories at December 29, 2001 and December 30, 2000, respectively, consist of the following:

                                              2001        2000

Finished products                           1,283,843   2,170,612
Field inventory, breeders, and eggs         6,793,921   5,959,942
Feed, ingredients, and medication           1,072,920     923,727
Supply inventory                              619,393     541,907
..                                          ----------   ---------
                                            9,770,077   9,596,188
..                                          ==========   =========

Property, Plant, and Equipment - Property, plant, and equipment are stated at cost. Depreciation is computed principally by the units-of-production method for financial reporting purposes over the following periods:

	Buildings and improvements                   3-30 years
	Machinery, furniture, and equipment          3-17 years
	Land improvements	                              7 years

The Company evaluates the estimated useful lives and the carrying value of assets on a periodic basis to determine whether events or circumstances warrant revised estimated useful lives or whether any impairment exists. Management believes that no impairment existed at December 29, 2001.


Other Assets - Other assets consist primarily of loan origination fees which are amortized on a straight-line basis over seven years. Amortization related to loan origination fees was $73,958 and $88,866 at December 29, 2001 and December 30, 2000, respectively.

Investment in Unconsolidated Affiliate - The equity method of accounting is used to account for the Company's investment in unconsolidated affiliates because of the Company's ability to exercise significant influence.

Fair Value of Financial Instruments - The carrying amounts of cash, accounts receivable, and accounts payable reflected in the financial statements approximate fair values because of the short-term nature of these instruments. Based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities, the Company estimates that the carrying value of its long-term debt approximates fair value. The fair value of the interest rate swaps (see Note 2) is the amount the Company would receive or pay to terminate the swap agreement.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year-End - The Company follows a fiscal year that ends on the Saturday nearest to the end of the month of December.

Income Taxes - The Company is a Limited Liability Company which allows the Company to be treated as a partnership for income tax purposes. As a partnership, it is not subject to income taxes and the partners report their proportionate share of the income in their tax returns.

Interest Rate Swap Agreements - These agreements involve the receipt of a floating rate of interest on long-term debt in exchange for a fixed-rate of interest over the life of the agreements without an exchange of the underlying debt principal amount. These agreements are accounted for under the settlement method of accounting whereby the differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt. The swap agreements are designated as cash flow hedges and its fair values are recognized in the financial statements in other comprehensive income in member's equity.

Derivative Instruments and Hedging Activities - On December 31, 2000 the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, which amended SFAS No. 133. The new standards require companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The impact on the Company of adopting this new accounting standard on December 30, 2000 resulted in a cumulative increase in other comprehensive income of approximately $168,000.


2.	LONG-TERM DEBT
Long-term debt at December 29, 2001 and December 30, 2000, respectively, consists of the following:

                                                            2001       2000
..                                                      -----------  -----------
Notes payable to GA/KY Fundco L.L.C.. under a term loan
  agreement, variable interest rate (2.8125% at December
  29, 2001 and 7.4375% at December 30, 2000) commencing
  March 31, 2000, maturing on September 30, 2004.       52,006,500   62,870,000

Note payable to GA/KY Fundco LLC under a revolving
  credit agreement, variable interest rate (4.75% at
  December 29, 2001 and 7.75% at December 30, 2000)
  maturing on September 30, 2002.  The Company is
  currently in the process of refinancing the
  loan balance.                                          3,000,000    3,200,000

Note payable to GA/KY Fundco LLC under a revolving
  credit agreement, variable interest rate (2.94% at
  December 29, 2001 and 9.50% at December 30, 2000)
  maturing on September 30, 2002.  The Company is
  currently in the process of refinancing the
  loan balance.                                         12,000,000   14,500,000

Note payable to Kentucky Highlands Investment
  Corporation                                                    0    1,000,000

Note payable to Cagle Foods JV, L.L.C. ("Camilla"), 0%
  at December 29, 2001 and 7.37% at December 30, 2000,
  due on demand.                                        17,193,086   13,400,000
..                                                      -----------  -----------
      Total                                             84,199,586   94,970,000

Current portion of long-term debt                       44,043,086   18,800,000
..                                                      -----------  -----------
      Total long-term debt                             $40,156,500  $76,170,000
..                                                      ===========  ===========


On November 7, 1997, GA/KY Fundco L.L.C. ("Fundco") (a 50%-owned subsidiary) on behalf of Cagle Foods JV, L.L.C. ("Camilla") (a related party) and the Company executed a loan agreement for a $95 million term loan facility and a $30 million revolving loan facility at variable interest rates. The proceeds were used to construct and operate the hatchery, feed mill, and processing plant in Kentucky. These loans are guaranteed by the Company and Camilla.

Fundco was established in 1997 as a 50%-owned subsidiary of both the Company and Camilla. Fundco is a special purpose entity set up for borrowing of funds from a group of banks to fund the capital needs of the Company and Camilla. All borrowing terms entered into by Fundco are the same borrowing terms passed down to the Company and Camilla. Fundco has no other operations. At December 29, 2001, Camilla had $4.9 million outstanding for the term loan facility and $0 million outstanding for the revolving loan facility.

In 2001, the loan from Camilla matured and was converted to a note payable due on demand bearing no interest. Previously the loan bore interest at a rate of 7% per annum.


Aggregate maturities of long-term debt during the years subsequent to December 29, 2001 are as follows:

Fiscal Year Ended

December 28, 2002               $ 44,043,086
December 27, 2003                 14,600,000
December 27, 2004                 25,556,500
..                               ------------
                                $ 84,199,586
..                               ============

The Company incurred approximately $660,489 in loan origination costs related to the term loan and revolver, which is being amortized on a straight-line basis over seven years (the term of the loan). Amortization expense related to the loan origination costs amounted to approximately $94,000 annually in 2001 and 2000.

On December 31, 1997, Fundco, on behalf of the Company and Kentucky, entered into two interest rate swap agreements with expiration dates of December 31, 2002, which effectively fix the rate on original notional amounts of $58.50 million at rates of 5.98% and 6%, plus a spread based on the Company's debt-to-cash-flow ratio. These notional amounts change in the future based on amounts outstanding under the Company's term and revolving loan agreements. Under the terms of the agreements, the Company makes payments at fixed rates and receives payments at variable rates based on the three-month LIBOR rate. Approximately $219,000 in unrealized gains and $209,000 in unrealized losses exist on these agreements at December 29, 2001 and December 30, 2000, respectively. The Company does not intend to terminate these agreements prior to the maturity date. The Company is exposed to credit loss in the event of nonperformance by the other party to the interest rate swap agreement. However, the Company does not anticipate nonperformance by the counter-parties.

3. RELATED PARTY TRANSACTIONS

Sales to the Company's owners (Executive Holdings, L.P. and Cagle's, Inc.) represented 85% and 89% of net sales during the fiscal years ended December 29, 2001 and December 30, 2000, respectively. During the first nine months of 1999, the Company sold de-boned chicken at market price to Keystone Foods L.L.C. The Company currently sells de-boned chicken at cost plus $.03 per eviscerated pound.

Executive Holdings L.P. and Cagle's Inc. both charge the Company administrative fees based on the Company's volume of production. These fees totaled $1,876,757 and $947,471 in 2001 and 2000, respectively.


The Company entered into a loan agreement with Franklin Poultry Equipment Company L.L.C. to advance $1.6 million in funds to finance operations. Franklin Poultry Equipment Company, L.L.C. is a joint venture between Cagle's Inc. and Executive Holding LP, whose primary purpose is to supply independent farmers equipment necessary for production of chickens owned by the Company. This loan bears interest at a rate of 7% per annum with the principal due to mature during fiscal year 2002. The balance at December 29, 2001 was $523,000. If sufficient funds are not available for repayment, management expects that such loan will be refinanced.

During 1999, the Company entered into an agreement with Cagle Foods Credit, LLC (the "Credit Company") whereby the Company agreed to pay the Credit
Company $192,138 annually in 2001 and 2000, in connection with the Credit Company's notes receivable from growers. This payment was required in order to enable the growers to finance the facilities necessary to fulfill their contracts with the Company. The payment will be amortized over the life of the growers' contracts with the Company. The payment was made in January 2002.

Sales, expenses, and balances with related parties for 2001 and 2000 are summarized as follows:

                                2001
-----------------------------------------------------------------------------
                                              Cagle
              Executive  Franklin   Cagle     Foods
               Holdings  Equipment  Foods     Credit     Key     Cagle Cagle's
                , L.P.      Co.     JV, LLC   , LLC     Farms    Farm   Inc.
..             ---------- --------- ---------- ------- ---------- ----- ------
              55,499,709 1,023,000 17,193,086 192,138 67,901,944 5,123 53,261
Net Sales     55,499,709         0  6,438,185       0 67,901,944     0      0
Purchases              0         0    128,045       0          0 5,123 53,261
Interest
 Income                0    42,753          0       0          0     0      0
Balance at year-end:
 Accounts
  Receivable   5,574,444    18,016          0       0    213,950     0      0
 Notes
  Receivable           0   523,000          0       0          0     0      0
 Accounts
  Payable              0         0     14,797 192,138          0     0      0
 Notes
  Payable
  and
  accrued
  interest             0         0 17,193,086       0          0     0      0


                               2000
-----------------------------------------------------------------------------
                                              Cagle
              Executive  Franklin   Cagle     Foods
               Holdings  Equipment  Foods     Credit     Key     Cagle Cagle's
                , L.P.      Co.     JV, LLC   , LLC     Farms    Farm   Inc.
..             ---------- --------- ---------- ------- ---------- ----- ------

Net Sales     48,659,615         0  3,909,554       0 68,914,814     0      0
Purchases              0         0  1,411,027       0          0 7,610 58,088
Interest
 Income                0    64,941          0       0          0     0      0
Balance at year-end:
  Accounts
   Receivable  3,622,230    23,888    510,994       0  7,453,122     0      0
  Notes
   Receivable          0 1,023,000          0       0          0     0      0
  Accounts
   Payable             0         0     14,797 192,138          0     0      0
  Notes
   Payable
   and
   accrued
   interest            0         0 13,936,796       0          0     0      0


4. COMMITMENTS

During 1998, the Company entered into a ten-year power contract with South Kentucky Rural Electric Cooperative Corporation (the "Co-op"). Under that agreement, the Co-op agreed to construct a substation and other facilities necessary to supply the Company with the power required. The costs of constructing those facilities will be recovered through rates over the life of the contract.

The Company leases machinery and equipment under operating leases. Rent expenses for 2001 and 2000 were $2,537,068 and $2,481,361, respectively.

Future minimum payments under noncancelable operating leases with initial terms of one year or more consisted of the following at December 29, 2001:

December 28, 2002                 $ 1,165,976
December 27, 2003                   1,056,473
December 27, 2004                   1,051,128
January 1, 2006                       951,864
December 30, 2006                     847,896
Thereafter                            842,499
..                                 -----------
                                  $ 5,915,836
..                                 ===========

5. INVESTMENT IN UNCONSOLIDATED AFFILIATE

Effective December 1995, Cagle's Inc.; Executive Holdings, L.P.; and Cagle Foods JV, L.L.C. formed the Credit Company. Each Company made capital contributions of $3,000. Effective July 1, 1998, the Company became a member of the Credit Company, at which time the Company made a capital contribution of $14,037. The Credit Company was formed for the purpose of financing the facilities of the Company's and Camilla's contract growers. The undistributed income from this affiliate allocated to the Company was approximately $280,000 and $104,000 in 2001 and 2000, respectively.

The Credit Company executed a loan agreement for a $37.7 million revolving loan facility at variable interest rates. The Company and Camilla have guaranteed the borrowings under the loan agreement. The Credit Company has received advances of approximately $26.3 million and $36.1 million on the revolving facility at December 29, 2001 and December 30, 2000, respectively. The revolving loan facility requires monthly installments. The Credit Company is required to make a final balloon payment in September 2002. The Credit Company is in the process of refinancing the loan.

The Credit Company has consumer loans receivable of approximately $27.3 million and $34.9 million at December 29, 2001 and December 30, 2000, respectively.
The Credit Company has total assets of approximately $27.9 million and total liabilities of approximately $26.8 million as of December 29, 2001, and net income of approximately $949,000 and $416,000 for the years ended December 29, 2001 and December 30, 2000.

6. BENEFIT PLANS

The Company contributes to a 401(k) retirement plan for all employees who meet the eligibility requirements. Under the plan, the Company contributes up to 2% of participating employees' salaries. Amounts contributed by the Company to the 401(k) plan totaled $78,403 and $346,476 in 2001 and 2000, respectively.


7. CONTINGENCIES

The Company is a party to various lawsuits in the ordinary course of doing business. The Company intends to defend these matters vigorously. The outcome of such lawsuits cannot presently be determined, but is not expected to have a material impact on the Company's financial position or results of operations. Accordingly, no provision for any loss that may result from such lawsuits has been made in the accompanying financial statements.
